Mail Stop 3561

October 22, 2007

Mr. Eric R. Hohl
Chief Financial Officer
Ashworth, Inc.
2765 Loker Avenue West
Carlsbad, CA 92010

> **Re: Ashworth, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2006, as amended**
> **Filed January 16, 2007 and February 28, 2007**
> **Forms 10-Q for Fiscal Quarters Ended January 31, 2007,**
> **April 30, 2007, as amended, and July 31, 2007**
> **Filed March 12, 2007, June 18, 2007, June 19, 2007**
> **and September 10, 2007**
> **Response Letter Dated August 15, 2007**
> **File No. 1-14547**

Dear Mr. Hohl:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    William Choi
                                    Branch Chief